Exhibit 99.1

Provident Energy Trust Announces the Sale of Southeast and Southwest Saskatchewan Assets for $225 million

News Release 14-09
August 24, 2009

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident, the Trust) (TSX-PVE.UN; NYSE-PVX) is pleased to announce an agreement with Crescent Point Energy Corp. to sell its oil and natural gas assets in Southeast and Southwest Saskatchewan for cash consideration of $225 million before closing adjustments. This follows Provident’s August 13, 2009 announcement to dispose of certain non-strategic oil and gas assets in Saskatchewan. Second quarter production from Southeast Saskatchewan averaged 2,680 barrels of light crude oil per day and Southwest Saskatchewan production was 4,346 mcf/d of natural gas and 242 barrels of oil for a combined averaged production of 3,646 barrels of oil equivalent per day (boed). At June 30, 2009 combined proved plus probable (P+P) reserves for the areas equaled approximately 10.2 million barrels of oil equivalent. The sale, scheduled to close September 30, 2009 reflects transaction metrics of $61,710 per flowing boed and $22.06 per boe of P+P reserves. Proceeds will be reinvested in high-impact growth initiatives in both the Upstream and the Midstream business units. In the short term, the funds will be applied to Provident’s revolving term credit facility. Provident will continue the disposition process for the remaining heavy oil assets in the Lloydminster operating area as announced on August 13, 2009.

“The sale of our Southeast and Southwest Saskatchewan assets monetizes the value created in two of our legacy properties and provides the flexibility needed to refocus our capital and technical resources on high-impact growth initiatives in both businesses.” said Tom Buchanan, President and Chief Executive Officer “The successful disposition of these assets demonstrates our commitment to repositioning Provident for long term, value driven growth.”

The Trust is revising its 2009 annual production guidance for Provident Upstream to average between 22,000 and 23,000 boed to reflect the sale of these assets contingent on a September 30, 2009 closing date. Management sincerely thanks the employees who provided long term service and commitment in these areas over the years.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 262-5973 www.providentenergy.com